Exhibit 99.1

ODDITY TECH REPORTS RECORD FIRST QUARTER RESULTS, RAISES OUTLOOK

•	Record first quarter net revenue of $212 million, up 28% year-over-year
•	Record first quarter net income of $33 million, up 68% year-over-year, and record first quarter adjusted net income of $38 million, up 82% year-over-year
•	Record first quarter adjusted EBITDA of $48 million, up 69% year-over-year
•	Record first quarter free cash flow of $79 million

NEW YORK, May 07, 2024 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the first quarter ended March 31, 2024.

“We delivered our most important quarter of the year with outstanding revenue growth and profitability,” said Oran Holtzman, ODDITY co-founder and CEO. “We delivered across all metrics and grew rapidly against the huge and profitable 83% revenue growth we delivered in the first quarter of 2023. Despite market speculation about an industry slowdown, we haven’t seen any slowdown in our platform, not in new users and not in existing users behavior.”

“Our platform enables our brands to sustain high and profitable growth at large scale across categories, with strong repeat rates and customer satisfaction,” Holtzman continued. “These results allow us to raise our full year outlook and also to continue to invest aggressively in our future. Based on what we see out there, we believe we will remain years ahead of our competitors, and take significant market share of online.”

ODDITY achieved a number of objectives during the first quarter, which include:

•	Exceeding financial guidance for the first quarter ended March 31, 2024 across every metric.
•	Excellent, profitable growth at both IL MAKIAGE and SpoiledChild brands across markets and products.
•	Continued development of brands 3 and 4 to disrupt additional large beauty and wellness categories.
•	Growing massively ODDITY LABS molecule discovery platform, roadmap and teams.
•	Very strong balance sheet position including $252 million of cash, cash equivalents, and investments, with zero outstanding debt, as of March 31, 2024. This cash position was supported by $79 million of free cash flow year-to-date.
•	Massively growing our adjusted EBITDA by 69% to $48 million compared to $28 million in the first quarter of 2023, and our adjusted diluted EPS by 64% to $0.61 compared to $0.37 in the first quarter of 2023.

We are pleased with our financial results for the first quarter, which beat our guidance across revenue, gross margin, adjusted EBITDA, and adjusted EPS,” said Lindsay Drucker Mann, ODDITY Global CFO. “Our excellent Q124 results, combined with a strong start to Q2 and our continued high repeat rates, allow us to continue our investments in future growth initiatives and raise our full year outlook.”

First Quarter Fiscal 2024 Financial Highlights1:

Results for the first quarter ended March 31, 2024 are presented below in comparison to the same period in the prior year:

•	Net revenue was $212 million compared to $166 million in the first quarter of 2023, representing a 28% year-over-year increase.
•	Gross profit was $156 million compared to $117 million in the first quarter of 2023, representing a 33% year-over-year increase. Gross margin was 73.8%, increasing by 284 bps compared to gross margin of 70.9% in the first quarter of 2023.

1 Results greater than $10 million have been rounded to the nearest million.

•	Net income was $33 million compared to $20 million in the first quarter of 2023. Net income margin was 15.6% compared to 11.8% in the first quarter of 2023.
•	Adjusted net income was $38 million compared to $21 million in the first quarter of 2023, representing an 82% year-over-year increase. Adjusted net income margin was 18.1% compared to 12.7% in the first quarter of 2023.
•	Adjusted EBITDA was $48 million compared to $28 million in the first quarter of 2023, representing a 69% increase. Adjusted EBITDA margin was 22.7%, increasing by 559 bps compared to adjusted EBITDA margin of 17.2% in the first quarter of 2023.
•	The weighted average number of outstanding shares used in computing our basic earnings per share (“EPS”) was 57.4 million and 53.4 million for the first quarter of 2024 and 2023, respectively. The weighted average number of outstanding shares used in computing our diluted EPS and adjusted diluted EPS was 62.7 million and 56.5 million for the first quarter of 2024 and 2023, respectively.
•	Diluted EPS were $0.53 for the first quarter of 2024 compared to $0.35 in the first quarter of 2023. Adjusted diluted EPS were $0.61 for the first quarter of 2024 compared to $0.37 in the first quarter of 2023.
•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $252 million, with no outstanding debt as of March 31, 2024.

The table below sets forth our actual results for the three months ended March 31, 2024 and the low and high end of our guidance range regarding our results for the first quarter of 2024 as issued on March 5, 2024.

	Three months ended March 31, 2024
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$212 million	$204 million	$207 million
Gross Margin	73.8%	71.0%	71.0%
Adjusted EBITDA	$48 million	$43 million	$45 million
Adjusted Diluted EPS	$0.61	$0.47	$0.50

Financial Outlook

ODDITY expects to deliver 2024 financials ahead of its long-term growth algorithm of 20%-plus revenue growth and 20%-plus adjusted EBITDA margin. ODDITY’s 2024 outlook incorporates accelerated investments in future growth initiatives, which are expected to have a disproportionate negative impact on adjusted EBITDA margin in the second half of 2024.

ODDITY is revising its guidance for the full year ending December 31, 2024:

•	Net revenue between $626 million and $635 million, representing year-over-year growth between 23% and 25%.
•	Gross margins of approximately 71.0%.
•	Adjusted EBITDA between $139 million and $143 million.
•	Adjusted diluted EPS between $1.57 and $1.62. This assumes a tax rate of approximately 25.0% and average fully diluted shares of approximately 64.0 million.

	Current FY2024 Outlook	Prior FY2024 Outlook
Net Revenue	$626-635 million	$620-630 million
Gross Margin	71.0%	70.5%
Adjusted EBITDA	$139-143 million	$136-140 million
Adjusted Diluted EPS	$1.57-1.62	$1.49-1.54

ODDITY is providing the following guidance for the second quarter ending June 30, 2024:

•	Net revenue between $185 million and $189 million, representing year-over-year growth between 22% and 25%.
•	Gross margin of approximately 71.0%.
•	Adjusted EBITDA between $53 million and $56 million.
•	Adjusted diluted EPS between $0.61 and $0.64. This assumes a tax rate of approximately 25.0% and average fully diluted shares of approximately 63.0 million.

Q2 2024 Outlook
Net Revenue	$185-189 million
Gross Margin	71.0%
Adjusted EBITDA	$53-56 million
Adjusted Diluted EPS	$0.61-0.64

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin and Adjusted diluted EPS are non-GAAP financial measures. Please see the sections titled “Non GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q1 2024 financial and business results and outlook is scheduled for tomorrow, May 8, 2024, at 8:30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international) and the conference ID is 13745430. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 or 1-412-317-6671 (international). An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin and Adjusted diluted EPS. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the second quarter 2024 and the full year ending December 31, 2024.These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 50 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended March 31,
	2024	2023

	(Unaudited)
Net revenue	$211,628	$165,654
Cost of revenue	55,522	48,169
Gross profit	156,106	117,485
Selling, general and administrative	117,125	92,764
Operating income	38,981	24,721
Financial (income) expenses, net	(2,955)	157
Income before taxes on income	41,936	24,564
Taxes on income	8,953	4,974
Net income	$32,983	$19,590
Basic earnings per share	$0.57	$0.37
Diluted earnings per share	$0.53	$0.35

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$77,484	$36,538
Short-term deposits	78,000	78,000
Marketable securities	1,771	1,108
Trade receivables	11,452	9,916
Inventories	87,375	84,106
Prepaid expenses and other current assets	17,388	14,144

Total current assets	273,470	223,812

LONG-TERM ASSETS:
Marketable securities	94,849	50,507
Property, plant and equipment, net	9,271	9,245
Deferred tax asset, net	5,583	3,924
Intangible assets, net	36,049	36,001
Goodwill	64,904	64,904
Operating lease right-of-use assets	17,885	13,557
Other assets	3,079	2,956

Total long-term assets	231,620	181,094

Total assets	$505,090	$404,906

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$85,643	$56,185
Other accounts payable and accrued expenses	69,068	49,325
Operating lease liabilities, current	3,603	3,802

Total current liabilities	158,314	109,312

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	13,255	8,712
Other long-term liabilities	3,884	3,775

Total liabilities	175,453	121,799

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	15	14
Class B Ordinary shares	3	3
Additional paid-in capital	192,685	178,910
Accumulated other comprehensive income	2,173	2,402
Retained earnings	134,761	101,778

Total shareholders' equity	329,637	283,107

Total liabilities and shareholders' equity	$505,090	$404,906

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollar in thousands

	Three months ended March 31,
	2024	2023

	(Unaudited)
Cash flows from operating activities:
Net income	$32,983	$19,590
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,301	1,900
Share-based compensation	6,862	1,811
Accretion of discount of marketable securities	(768)	-
Deferred income taxes	(1,298)	(250)
Increase in trade receivables	(1,536)	(960)
Increase in prepaid expenses and other receivables	(5,085)	(4,239)
(Increase) decrease in inventories	(3,269)	379
Increase in trade payables	29,505	27,450
Increase in other accounts payable and accrued expenses	19,622	7,502
Change in operating lease right-of-use assets	1,159	1,154
Change in operating lease liability	(1,143)	(1,366)
Other	314	228

Net cash provided by operating activities	79,647	53,199

Cash flows from investing activities:
Purchase of property, plant and equipment	(655)	(328)
Capitalization of software development costs	(1,106)	(749)
Investment in marketable securities	(45,009)	-
Proceeds from short-term deposits	-	10,000
Other investing activities	(329)	(250)

Net cash (used in) provided by investing activities	(47,099)	8,673

Cash flows from financing activities:
Proceeds from exercise of options	6,431	-
Repayment of loans and borrowings	-	(2,662)
Other financing activities	-	(151)

Net cash provided by (used in) financing activities	6,431	(2,813)

Effect of exchange rate fluctuations on cash and cash equivalents	(127)	(74)

Net increase in cash, cash equivalents and restricted cash	38,852	58,985
Cash, cash equivalents and restricted cash at the beginning of the period	38,766	43,114

Cash, cash equivalents and restricted cash at the end of the period	$77,618	$102,099

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

U.S. dollar in thousands (except per share data)

	Three months ended March 31,
	2024	2023

	(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$32,983	$19,590
Financial (income) expenses, net	(2,955)	157
Taxes on Income	8,953	4,974
Depreciation and amortization	2,301	1,900
Share-based compensation	6,862	1,811
Adjusted EBITDA	$48,144	$28,432

Reconciliation of Net Income and Adjusted Net Income
Net Income	$32,983	$19,590
Share-based compensation	6,862	1,811
Tax impact	(1,465)	(367)
Adjusted Net Income	$38,380	$21,034

Diluted earnings per share	$0.53	$0.35
Adjusted diluted earnings per share	$0.61	$0.37

Reconciliation of net cash provided by operating activities to free cash flow

	Three Months Ended March 31,
	2024	2023

	(Unaudited)
Net operating cash flow	$79,647	$53,199
Purchase of property and equipment	(655)	(328)
Free cash flow	$78,992	$52,871

Cash, cash equivalents, and investments

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Cash and cash equivalents	$77,484	$36,538
Restricted cash	134	2,228
Short-term deposits	78,000	78,000
Marketable securities	96,620	51,615
Total cash and investments	$252,238	$168,381